Points International Ltd. Reports Strong May 2007 Business Metrics

Solid overall points/miles growth both year-over-year and month-to-month

TORONTO, June 11, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its business metrics for the month of May 2007. The Company reported a 33% year-over-year increase in overall points/miles transacted for the month of May, bringing cumulative points/miles transacted to 27.6 billion.

Other May highlights include:

  Points/miles transacted by Private Branded Channels increased 44% year-over-year, and 21% month-to-month, bringing cumulative points/miles transacted to 24.5 billion.

  Points/miles transacted by Points.com Channels increased 12% as compared to April 2007 and declined 18% year-over-year on reduced marketing activity. Cumulative points/miles transacted reached 3.1 billion, a 75% increase year-over-year indicating an increased use of points on the Points.com channel over the past 12 month period.

  Added over 63,000 registered users during May, bringing cumulative registered users on Points.com to 1.7 million, a 35% year-over-year increase.

Points International Ltd.
Business Metrics
			May-07 vs.		May-07 vs.
	May-07	Apr-07	Apr-07	May-06	May-06

TOTAL ALL CHANNELS

Points/Miles Transacted	902,845,937	750,954,223	20%	677,036,446	33%
# of Points/Miles Transactions	95,979	80,281	20%	81,093	18%
Cumulative Points/Miles Transacted	27,572,177,153	26,669,331,216	3%	18,594,366,098	48%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	804,974,369	663,465,297	21%	557,324,664	44%
# of Points/Miles Transactions	90,519	74,981	21%	73,158	24%
Cumulative Points/Miles Transacted	24,472,606,618	23,667,632,249	3%	16,819,728,942	45%

POINTS.COM CHANNELS

Points/Miles Transacted	97,871,568	87,488,926	12%	119,711,782	-18%
# of Points/Miles Transactions	5,460	5,300	3%	7,935	-31%
Cumulative Points/Miles Transacted	3,099,570,535	3,001,698,967	3%	1,774,637,156	75%
Cumulative Registered Users	1,723,695	1,659,988	4%	1,277,174	35%

"Overall growth in May was strong both year-over-year and month-to-month and we remain optimistic about our business prospects. Total points/miles transacted increased 33% year-over-year and 20% month-to-month as we grew the business through a seasonally slower period," commented Rob MacLean, Chief Executive Officer of Points International. "Importantly, our Private Branded Channel products continue to grow driving particularly strong transactional activity up 44% year-over-year, and our average transaction size has remained strong at close to 9,000 points/miles."

Mr. MacLean continued, "Points.com Channel transactions increased 12% month-to-month, and as expected, declined year-over-year due to reduced and streamlined marketing versus a year ago. We have been very focused on efficiently targeting our marketing spend using optimization efforts and are pleased with the results. During May we added over 63,000 new users which we believe will drive increased transactions across the platform as new functionality such as Book With Points and GMX is introduced through 2007."

Points International will continue to report business metrics on a monthly basis. The business metrics can also be found on the Investor relations section of our website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT:
Anthony Lam	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
anthony.lam@points.com	allyson.pooley@icrinc.com